Exhibit 1.1

STARTENGINE PRIMARY LLC

ENGAGEMENT LETTER

PRIVATE AND CONFIDENTIAL

Mr. Jonathan Cohen

Chief Executive Officer

20/20 GeneSystems, Inc.

9430 Key West Avenue, Suite 100

Rockville, MD 20850

Dear Jon:

This Engagement Letter (the “Agreement”) will confirm the terms upon which 20/20 GeneSystems, Inc., its subsidiaries and affiliates (collectively hereafter the “Company”) has engaged StartEngine Primary LLC (“StartEngine”) on an exclusive best efforts basis, to provide investment banking services specifically with respect to the Company’s Regulation A+ offering (the “Transaction” or the “Offering”).

Section 1.

Exclusive, Best Efforts Nature of Agreement

StartEngine’s rendering of the services described below shall be on an exclusive basis.

Section 2.

Term of Agreement

The term of this Agreement shall be 180 days from the execution date below unless sooner terminated in accordance with Section 8.

Section 3.

Specific Services To Be Rendered

StartEngine will advise the Company with regard to structuring its Offering and the marketing of the Offering (the “Services”):

a) At the Company’s request, StartEngine will familiarize itself with the business, operations, properties, financial condition and prospects of the Company to the extent it deems appropriate and reasonable to advise the Company specifically with respect to the Services;

b) StartEngine will assist the Company in the preparation and implementation of a marketing plan and in the preparation of a memorandum describing the Company and its business operations for distribution to potential parties to a Transaction.

c) StartEngine will assist the Company in identifying the profile for the prospective investors;

d) StartEngine will provide advice in raising money in the Offering, including compiling due diligence and a review of the Company’s corporate documents and capital structure; and

e) StartEngine will provide introductions to securities attorneys, auditors, and other professionals that may be of assistance to the Company in effecting any of the Services.

Accordingly, StartEngine shall be entitled to assume and rely upon the accuracy and completeness of all such information and is not required to conduct a physical inspection of any of the properties or assets, or to prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of the Company or any potential partner.

With respect to any financial forecasts and projections made available to StartEngine by the Company or any potential partners and used by StartEngine in its analysis, StartEngine shall be entitled to assume that such forecasts and projections have been reasonably prepared using the best currently available estimates and judgments of the management of the Company or any potential partner, as the case may be.

Section 4.

Fee Breakdown

The Company shall pay StartEngine for its services hereunder:

An equity financing fee, payable in cash upon the consummation of the Offering equal to seven percent (7.0%) of the total proceeds raised by the Company through its Offering on the StartEngine platform, and a $15,000 fee for reasonable out of pocket legal expenses, half of which shall be due upon the signing of this Agreement, and the balance of which shall be due within 30 days after StartEngine incurs such legal expense. Any amount of such expenses not used will be returned to the Company. FINRA fees will be paid by the Company. Credit card fees will be paid by the Company. Escrow fees will be paid by the Company. Notwithstanding the foregoing, StartEngine will receive an equity financing fee equal to three and a half percent (3.5%) of the total proceeds invested by a specific list of 15 institutional investors the Company will provide to StartEngine before the offering commences (the “Company Investors”). The partied hereby agree that, within ninety (90) days of the date hereof, the Company may provide a second list of 15 institutional investors that shall be deemed to be “Company Investors” hereunder.

a)	b) As additional compensation for our Services, the Company will, upon consummation of the Offering, issue to StartEngine a warrant to purchase a number of shares of common stock equal to five percent (5%) of the number of all shares sold through the Company’s Offering on the StartEngine platform (provided that no such warrants shall be issued for shares sold in the Offering to the Company Investors) at an exercise price per share equal to 110% of the per share price of the Company’s securities sold in the Offering. The warrant will be exchangeable (so that shares of common stock would be issued upon surrender of the warrant, without tender of any cash, on a net exercise basis), have a term of five (5) years from the date of issuance.

Section 5. [Reserved]

Section 6.

Scope of Responsibility

Neither StartEngine nor any of its affiliates (nor any of their respective control persons, directors, officers, employees or agents) shall be liable to the Company or to any other person claiming through the Company for any claim, loss, damage, liability, cost or expense suffered by the Company or any such other person arising out of or related to StartEngine’ engagement hereunder except for a claim, loss or expense that arises primarily out of or is based primarily upon any action or failure to act by StartEngine, other than an action or failure to act undertaken at the request or with the consent of the Company, that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, willful misconduct or gross negligence on the part of StartEngine.

Section 7.

Indemnity and Contribution

The Company agrees to indemnify and hold harmless StartEngine and its affiliates (and their respective control persons, directors, officers, employees and agents) to the full extent allowed by law against any and all claims, losses, damages, liabilities, costs and expenses as incurred (including all reasonable fees and disbursements and all reasonable travel and other out-of-pocket expenses incurred in connection with investigation of, preparation for and defense of any pending or threatened claim and any litigation or other proceeding arising therefrom, whether or not in connection with pending or threatened litigation in which StartEngine or any other indemnified person is a party) arising out of or related to any actual or proposed Transaction or StartEngine’ engagement hereunder; provided, however, there shall be excluded from such indemnification any such claims, losses, damages, liabilities, costs or expenses that arise primarily out of or are based primarily upon any action or failure to act by StartEngine, other than an action or failure to act undertaken at the request or with the consent of the Company, that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, willful misconduct or gross negligence on the part of StartEngine.

In the event that the foregoing indemnity is unavailable or insufficient to hold StartEngine and other indemnified parties harmless, then the Company shall contribute to amounts paid or payable by StartEngine and other indemnified parties in respect of such claims, losses, damages, liabilities, costs and expenses in such proportion as appropriately reflects the relative benefits received by, and, if applicable law does not permit allocation solely on the basis of benefits, relative fault of, the Company and StartEngine in connection with them matters as to which such claims, losses, damages, liabilities, costs and expenses relate and other equitable considerations, subject to the limitation that in any event StartEngine’ aggregate contributions in respect of such claims, losses, damages, liabilities, costs and expenses will not exceed the amount of fees and expenses actually received by StartEngine pursuant to this Agreement up to that time. For purposes hereof, relative benefits to the Company and StartEngine shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company and/or its security holders in connection with any transaction bears to the fees paid to StartEngine pursuant to this Agreement.

The Company will not, without the prior written consent of StartEngine, settle any litigation relating to StartEngine’ engagement hereunder unless such settlement includes an express, complete and unconditional release of StartEngine and its affiliates (and their respective control persons, directors, officers, employees and agents) with respect to all claims asserted in such litigation or relating to StartEngine’ engagement hereunder; such release to be set forth in an instrument signed by all parties to such settlement.

Section 8.

Termination of Engagement

This Agreement can be terminated at any time by either party.

Section 9.

Governing Law: Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the conflicts of law provisions thereof. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of this Agreement or any of the matters contemplated hereby is waived.

Section 10.

Reliance on Others

The Company confirms that it will rely on its own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

Section 11.

Publicity

StartEngine shall have the right to disclose its participation in this transaction, including, without limitation, the placement of “tombstone” advertisements.

Section 12.

Miscellaneous

In order to better coordinate the activities of StartEngine contemplated by this Agreement, both the Company (including management or other officers and directors of the Company) and StartEngine will promptly inform the other of inquiries of third parties that it receives concurring any of the Services provided by StartEngine. Nothing in this Agreement is intended to obligate or commit StartEngine or any of its affiliates to provide any services other than as set out above. This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings (both written and oral) of the parties hereto with respect to the subject matter hereto. The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of the Company. StartEngine may not assign its obligations or rights pursuant to this Agreement without the prior written consent of the Company.

If you are in agreement with the foregoing, please sign and return the attached copy of this Agreement, whereupon this Agreement shall become effective as of the execution date hereof. This agreement has been authorized and approved by the Company’s board of directors.

StartEngine Primary, LLC

By:	/s/ Howard Marks
Name:	Howard Marks

AGREED TO:

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Title:	Chief Executive Officer

Date: 11/07/2019